TENNYSON
NETWORKS LIMITED
(Administrators Appointed)

03 NOV 12 AM 7:21

November 10, 2003

By Facsimile
0015 1 202 942 9624
5 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03037301

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 10 November 2003 re: **2nd Meeting of Creditors**; and
2. Announcement to ASX dated 10 November 2003 re: **Appendix 3Z – Final Director's Interest Notice.**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours sincerely

R Pullia

R.A. PULLIA
Company Secretary

Enclosure

dlw 11/12

TENNYSON
NETWORKS LIMITED

(Administrators Appointed)

10 November 2003

Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Re: 2nd Meeting of Creditors

The Administrators of Tennyson Networks Limited (ASX:TNY) today convened the 2nd meeting of creditors to decide the company's future.

It was noted that:

1. the Administrators' report about the business, property, affairs and financial circumstances of the company was considered and the creditors' resolved to accept the report;
2. Neoside Pty Ltd submitted a written statement to the meeting to update creditors and shareholders of the company on the current status of Neoside's financing (a copy of the statement is attached) and its commitment to complete the share placement;
3. the Administrators had received a draft Deed of Company Arrangement (DOCA) proposal from a third party; and
4. the creditors meeting was adjourned for thirty days in order for the Administrators to consider the DOCA proposal and advise creditors accordingly.

Further documentation on the company's administration is accessible from the administrators' website at www.pwcrecovery.com

With the consent of the Administrators.

R.A. PULLIA
Company Secretary

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0400 FAX +61-3- 8558 0484
email: tny@tennyson.com.au website: www.tennyson.com.au

Neoside Pty. Ltd.

ACN 007 442 579

10th November 2003

Mr. N. Brooke
Partner
PricewaterhouseCoopers
215, Spring Street
Melbourne
Victoria 3000

Dear Mr. Brooke,

Re: Tennyson Networks-Funding Schedule

Mr. John Fletcher, a Director of Neoside, who represents the interests of a consortium funding Neoside, and recently returned from overseas, today advised the undersigned that though the consortium continues to fail to meet its funding commitment to enable Neoside to fulfil its Subscription obligations to Tennyson Networks Limited, he and his consortium will nonetheless have the required funds within fourteen days.

The transaction supporting the consortium's funding commitment is still in place.

Unfortunately, the transaction had been subject to changes in the execution process. We understand from Mr. Fletcher that the parties approved these at the end of last week.

Further, the Directors of Neoside confirm advice tendered with its letter to you dated the 20th October 2003, that following the completion of it's funding commitment to Tennyson Networks Limited under its Subscription Agreement with the company, now approved by shareholders at their general meeting on the 31st October 2003, they will assist the Tennyson's Directors and the Administrator to expeditiously settle all creditors outstandings in full.

Yours faithfully,

Geoffrey Rubython
Director

Registered Address: Suite 6, 1949-1957, Malvern Road, Malvern East, Victoria 3145
Telephone: +613 9885 0600 Fax: +613 9885 0688 Mobile: 0408 850 600
Postal Address: PO Box 157, Darling, Victoria 3145
Email: john.fletcher@primeplan.com.au

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**TENNYSON NETWORKS LIMITED**
ABN	**98 009 805 298**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	HARVEY CLENT PARKER
Date of last notice	6 DECEMBER 2002
Date that director ceased to be director	7 NOVEMBER 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
866,947 ordinary shares held jointly with Mrs. Susan Parker. 2,000,000 unlisted options over ordinary shares, exercisable at 11 cents, expiring 31 December 2003.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.